Subject to Completion
            Preliminary Pricing Supplement Dated September 17, 2002


PRICING SUPPLEMENT DATED OCTOBER   , 2002                        Rule 424(b)(3)
-----------------------------------------                    File No. 333-83374
(To Prospectus Supplement and Prospectus dated April 1, 2002)
Pricing Supplement Number:


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series B
                  Due Nine Months or More from Date of Issue

         Dow Jones Industrial Average/SM/ Floor Notes due April , 2006
                                 (the "Notes")

                                 ------------

         The Notes are 100% principal protected, meaning that at maturity you will receive no less than the Issue Price of $1,000 per $1,000 principal amount of the Notes. The Notes will pay interest semi-annually at a rate of 1.50% per annum on the principal amount of the Notes. The Notes will pay a Supplemental Return Amount (as defined below) at maturity based upon a predetermined maximum percentage minus the sum of the monthly percentage declines of the Dow Jones Industrial Average/SM/ over the term of the Notes. The Supplemental Return Amount will not exceed an amount, to be determined on the Pricing Date, of between $650 and $700 per $1,000 principal amount of the Notes and will not be less than zero. The Notes will be part of a series of senior debt securities entitled "Medium-Term Notes, Series B" as more fully described in the attached Prospectus Supplement. This pricing supplement supplements the attached Prospectus Supplement and Prospectus and supercedes information in such Prospectus Supplement and Prospectus to the extent it contains information that is different from the information in the attached Prospectus Supplement and Prospectus.

         Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying Prospectus Supplement.



Aggregate principal amount...................     $

Stated Maturity Date.........................     April   , 2006

Issue Price..................................     $1,000 per Note

Original Issue Date..........................     October   , 2002

Interest Payments............................     1.50% per annum on the principal amount of each Note payable semi-annually

Interest Payment Dates.......................     Each April   and October   , commencing on April   , 2003 and
                                                  ending on the Stated Maturity Date.  If such day is not a Business
                                                  Day, any payment due on such Interest Payment Date will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of the delayed payment.

The Index....................................     The Dow Jones Industrial Average/SM/ (the "Index"), which is published by Dow Jones & Company, Inc. ("Dow Jones"), is a price-weighted index.  This means that a component stock's weight in the Index is based on its price per share rather than the total market capitalization of the issuer of that component stock.  The
                                                  Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry.  The component stocks of the
                                                  Index are selected by the editors of The Wall Street Journal (the
                                                  "WSJ").  The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.
                                                  The corporations currently represented in the Index are
                                                  incorporated in

"Dow Jones", "Dow Jones Industrial Average/SM/" and "DJIA/SM/" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones.


                                                  the U.S. and its territories and their stocks are
                                                  traded on the New York Stock Exchange and The Nasdaq National
                                                  Market.  As of September 16, 2002, the market capitalization of the stocks in the Index ranged from approximately $8.3 billion to
                                                  $269.1 billion, with the average market capitalization being $87.7 billion.

                                                  The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index.
                                                  Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the
                                                  WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

                                                  An investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index.

Amount payable at maturity...................     On the Stated Maturity Date, for each Note you will receive:

                                                       (i)    the principal amount of $1,000;

                                                       (ii)   accrued but unpaid interest; and

                                                       (iii)  the Supplemental Return Amount, if any.

                                                  The "Supplemental Return Amount" per Note will equal the greater of:

                                                       (a)     $1,000 x Supplemental Return Percentage; and

                                                       (b)     zero.

Supplemental Return Percentage and Maximum
Percentage...................................     The "Supplemental Return Percentage" will equal the Maximum
                                                  Percentage, which is expected to be between 65% to 70% (the
                                                  "Maximum Percentage"), less the sum of all negative price returns on the Index as described herein for each monthly calculation period in respect of which the Index experiences a negative price return (the "Negative Returns").  The Maximum Percentage will be determined on the date we price the Notes for initial sale to the public (the "Pricing Date") and will appear in the final Pricing
                                                  Supplement.

Negative Returns.............................     The Negative Returns will equal the sum of all negative price returns on the Index for each monthly calculation period during the term of the Notes (each monthly return for such period being a
                                                  "Monthly Return").  The Calculation Agent shall determine each
                                                  Monthly Return on the     of each month or, if such day is not an
                                                  Index Business Day, the next succeeding day that is an Index
                                                  Business Day except as described below under the definition of
                                                  Index Business Day (a "Monthly Return Calculation Date") by
                                                  determining the percentage change in the closing value of the
                                                  Index on such Monthly Return Calculation Date relative to the closing value of the Index on the immediately preceding Monthly
                                                  Return Calculation Date, or, in the case of the first Monthly
                                                  Return Calculation Date,     , the value of the Index on the
                                                  Pricing Date.  Each such negative Monthly Return (i.e., percentage decrease) will


                                      P-2

                                                  be subtracted from the Maximum Percentage.

                                                  You should understand that for you to receive the maximum value of the
                                                  Supplemental Return Amount, the Negative Returns must equal zero. This will occur only if there are no negative Monthly Returns as of any of the 42
                                                  Monthly Return Calculation Dates, which we consider very unlikely to happen.
                                                  Any negative Monthly Returns will reduce the Supplemental Return Percentage and therefore the value of the Supplemental Return Amount. The Supplemental
                                                  Return Percentage will not be increased by positive Monthly Returns. The
                                                  Supplemental Return Amount could equal zero.

Minimum amount payable at
maturity....................................      Issue Price of $1,000 per Note, plus accrued and unpaid interest.

Maximum amount payable at
maturity.....................................     Between $1,650 and $1,700 per Note, to be determined on the
                                                  Pricing Date, plus accrued and unpaid interest.

Business Day.................................     "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Index Business Day...........................     "Index Business Day" means a day on which the New York Stock
                                                  Exchange, the AMEX and the Nasdaq Stock Market are open for trading, a Market Disruption Event has not occurred and the Index or any successor index is calculated and published.

                                                  If any Monthly Return Calculation Date is not an Index Business Day, the
                                                  Monthly Return will be determined on the immediately succeeding Index
                                                  Business Day; provided, however, that if the final Monthly Return Calculation
                                                  Date of April   , 2006 is not an Index Business Day, then the Monthly Return will be determined as if the immediately preceding Index Business Day were the final Monthly Return Calculation Date.

CUSIP number.................................

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank.

Calculation Agent............................     Merrill Lynch, Pierce, Fenner & Smith Incorporated

                                                  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill
                                                  Lynch & Co., Inc. ("ML&Co.") and beneficial owners of the Notes.

                                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or
                                                  .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co............................     $

Underwriting Discount........................     $


                                  RISK FACTORS


          Your investment in the Notes will involve certain risks, including risks not associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks, and the risks described in the accompanying Prospectus Supplement, before you decide that an investment in the Notes is suitable for you.

Your return will be reduced by monthly decreases in the Index over the term of the Notes

          At maturity you will receive for each $1,000 principal amount of Notes, $1,000, accrued and unpaid interest and the Supplemental Return Amount, if any. The Supplemental Return Amount will depend on the sum of the monthly decreases in the value of the Index during the term of the Notes, or the Negative Returns. Because the Supplemental Redemption Amount will be reduced by monthly decreases and will not be increased by any monthly increases in the value of the Index, your return will not correspond to the change in the value of the Index from the Pricing Date to the final Monthly Return Calculation Date.

          You should understand that for you to receive the maximum value of the Supplemental Return Amount, the Negative Returns must equal zero. This will occur only if there are no monthly decreases in the value of the Index as of any of the 42 Monthly Return Calculation Dates, which we consider very unlikely to happen. The Supplemental Return Amount could equal zero.

          Any negative Monthly Returns will reduce the value of the Supplemental Return Percentage and therefore the Supplemental Return Amount. The Supplemental Return Percentage will not be increased by positive Monthly Returns.

          You should expect that the value of the Notes will be affected by the volatility of the Index. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. A high volatility of the Index during the term of the Notes would be expected to increase the size and probability of occurrence of Negative Returns and thus reduce the Supplemental Return Amount. In recent periods, the Index has experienced significant volatility. We cannot predict the future volatility of the Index.

Your yield may be lower than the yield on a standard debt security of comparable maturity

          Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML & Co. with the same Stated Maturity Date. Your interest may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop

          The Notes will not be listed on any securities exchange; and we do not expect a trading market for the Notes to develop. Although our affiliate Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

          The value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the value of the Notes attributable to another factor, such as a sustained period with no negative Monthly Returns. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

          The value of the Index is expected to affect the value of the Notes. We expect that the Supplemental Return Amount, and therefore the value of the Notes, will depend substantially on the direction and, if negative, magnitude of changes in the monthly market values of the Index. Since the Supplemental Return Amount can only decrease but not increase, we would expect the Notes to be valued by secondary market participants at a level that discounts, and perhaps discounts significantly, the then-current maximum possible Supplemental Return Amount. For example, if early in the term of the Notes, the Negative Returns exceed the Maximum Percentage (i.e., the Supplemental Return Amount equals zero), then no value will be given to the Supplemental Return Amount for the remainder of the term of the Notes. You should be aware that, depending on the timing of increases and decreases in the value of the Index during the term of the Notes, it is possible for the Index to increase over the term of the Notes and for the Supplemental Return Amount to equal zero.

          Changes in the levels of interest rates are expected to affect the value of the Notes. In general, if U.S. interest rates increase, we expect that the value of the Notes will decrease due to the fixed coupon and return of principal and, conversely, if U.S. interest rates decrease, we expect the value of the Notes will increase. Furthermore, the affect of interest rates on the Index may affect the value of the Notes. In general, rising U.S. interest rates may lower the value of the Index and, thus, may lower the value of the Notes. Falling U.S. interest rates may increase the value of the Index and, thus, may increase the value of the Notes.

          Changes in the volatility of the Index are expected to affect the value of the Notes. If the volatility of the Index increases, the value of the Notes may be adversely affected. Increased volatility increases the probability of negative changes in the Index, and the magnitude of such negative changes, on any particular Monthly Return Calculation Date, thereby increasing the probability of larger Negative Returns, which would reduce the value of the Notes.

          Changes in dividend yields of the stocks included in the Index are expected to affect the value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the Notes will increase.

          Changes in our credit ratings may affect the value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the extent of the Negative Returns, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Purchases and sales by us and our affiliates may affect your return

          We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index or engage in other transactions for our own accounts for business reasons or in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts

          MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S may buy and sell Notes and may stabilize or maintain the market price of the Notes during initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or to continue them once it has started.

          MLPF&S is also the calculation agent for the Notes. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise. These conflicts could occur under certain circumstances, for instance, in connection with the determination as to whether the value of the Index can be calculated on a trading day, or in connection with its judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled "The Index --Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement.

          We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligations in connection with the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

          You should consider the tax consequences of investing in the Notes. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

       HYPOTHETICAL EXAMPLES OF MONTHLY PERCENTAGE CHANGES IN THE INDEX

          The following table provides hypothetical percentage changes in the Index from the closing value in the prior calendar month for the specified Index Value for each example. Each negative value would represent a negative Monthly Return, which in aggregate equals the Negative Returns. For purposes of these hypothetical examples, we have assumed the Maximum Percentage equals 67.5% (the midpoint of the expected range of 65% to 70%). The examples are based on the following criteria:

        o two hypothetical examples, each assuming the Index increases 15% over the term of the Notes, but with differing Monthly Returns; and

        o two hypothetical examples, each assuming the Index decreases 15% over the term of the Notes, but with differing Monthly
              Returns.

          These figures are for purposes of illustration only. The actual Supplemental Return Amount received by you will depend on the actual values of the Index on each of the Monthly Return Calculation Dates (i.e., Monthly Returns) as described herein.

          You should understand that for you to receive the maximum value of the Supplemental Return Amount, the Negative Returns must equal zero. This will occur only if there are no negative Monthly Returns as of any of the 42 Monthly Return Calculation Dates, which we consider very unlikely to happen. The Supplemental Return Amount could equal zero.

          Any negative Monthly Returns will reduce the Supplemental Return Percentage and therefore the value of the Supplemental Return Amount. The Supplemental Return Percentage will not be increased by positive Monthly Returns. A high volatility of the Index during the term of the Notes would be expected to increase the Negative Returns and thus reduce the Supplemental Return Amount. In recent periods, the Index has experienced significant volatility. We cannot predict the future volatility of the Index.


                                  Hypothetical Calculations of the Supplemental Return Amount


                                   EXAMPLE 1                  EXAMPLE 2                EXAMPLE 3                 EXAMPLE 4
                                Hypothetical 15%           Hypothetical 15%         Hypothetical 15%          Hypothetical 15%
                            Increase in the Index -    Increase in the Index -    Decrease in the Index -   Decrease in the Index -
   Assumed Maximum           Positive Supplemental        Zero Supplemental         Zero Supplemental       Positive Supplemental
   Percentage: 67.5%             Return Amount              Return Amount             Return Amount             Return Amount


                                          Negative                 Negative                  Negative                  Negative
        Monthly Return          Index     Monthly          Index   Monthly         Index     Monthly         Index     Monthly
       Calculation Date         Value      Return          Value    Return         Value      Return         Value      Return
       ----------------         -----     --------         -----   --------        -----     --------        -----     --------
           Year 1
   October 1                    8308.05                   8308.05                  8308.05                   8308.05
   November 1                   8557.74     0.00%         8555.07     0.00%        7697.41    -7.35%         8320.51     0.00%
   December 1                   8505.57    -0.61%         8811.30     0.00%        7188.61    -6.61%         8269.79    -0.61%
   January 1                    8454.42    -0.60%         8652.43    -1.80%        7145.38    -0.60%         8220.06    -0.60%
   February 1                   8327.57    -1.50%         8703.05     0.00%        7038.17    -1.50%         8096.72    -1.50%
   March 1                      8161.08    -2.00%         8636.23    -0.77%        6088.02   -13.50%         8198.74     0.00%
   April 1                      7588.73    -7.01%         7329.57   -15.13%        5478.61   -10.01%         7910.97    -3.51%
   May 1                        7276.38    -4.12%         7624.50     0.00%        5253.11    -4.12%         7664.14    -3.12%
   June 1                       7333.33     0.00%         8353.14     0.00%        5452.73     0.00%         7724.12     0.00%
   July 1                       7578.33     0.00%         8863.00     0.00%        5634.90     0.00%         7827.63     0.00%
   August 1                     7459.16    -1.57%         8926.08     0.00%        5264.69    -6.57%         7704.53    -1.57%
   September  1                 7425.82    -0.45%         9098.55     0.00%        5241.16    -0.45%         7670.10    -0.45%

            Year 2
   October 1                    7027.72    -5.36%         9047.75    -0.56%        4698.18   -10.36%         7266.66    -5.26%
   November 1                   7013.91    -0.20%         9513.99     0.00%        4688.95    -0.20%         7252.38    -0.20%
   December 1                   7232.06     0.00%        10488.98     0.00%        4834.78     0.00%         7477.94     0.00%
   January 1                    6986.46    -3.40%        10266.06    -2.13%        4421.41    -8.55%         7251.36    -3.03%
   February 1                   6921.58    -0.93%        10665.68     0.00%        4515.59     0.00%         7184.03    -0.93%
   March 1                      6893.03    -0.41%        10358.81    -2.88%        4387.34    -2.84%         7154.39    -0.41%
   April 1                      7683.44     0.00%        10528.10     0.00%        4676.91     0.00%         7386.90     0.00%
   May 1                        7640.31    -0.56%        10049.46    -4.55%        4510.41    -3.56%         7271.67    -1.56%
   June 1                       8454.16     0.00%        10431.45     0.00%        4808.10     0.00%         7489.82     0.00%
   July 1                       8859.60     0.00%        10575.28     0.00%        5203.80     0.00%         7651.60     0.00%
   August 1                     8921.58     0.00%        11177.37     0.00%        5491.57     0.00%         7705.12     0.00%
   September  1                 9170.07     0.00%        10636.26    -4.84%        5644.53     0.00%         7950.15     0.00%

            Year 3

   October 1                    9484.81     0.00%         9846.63    -7.42%        5838.26     0.00%         8048.73     0.00%
   November 1                   9633.22     0.00%        10618.16     0.00%        6155.28     0.00%         8174.67     0.00%
   December 1                  10453.05     0.00%        10435.38    -1.72%        6465.51     0.00%         8379.86     0.00%
   January 1                   10229.53    -2.14%        10229.69    -1.97%        6262.49    -3.14%         8116.73    -3.14%
   February 1                  10416.82     0.00%        10157.32    -0.71%        6377.15     0.00%         8265.26     0.00%
   March 1                     10223.05    -1.86%        10229.35     0.00%        6258.52    -1.86%         8037.14    -2.76%
   April 1                     10367.46     0.00%        10903.19     0.00%        6659.70     0.00%         8150.68     0.00%
   May 1                       10512.04     0.00%        10354.70    -5.03%        6885.46     0.00%         8264.34     0.00%
   June 1                      10444.52    -0.64%        10666.02     0.00%        6691.98    -2.81%         8211.26    -0.64%
   July 1                      10578.45     0.00%        10124.85    -5.07%        6777.79     0.00%         8316.55     0.00%
   August 1                    11017.23     0.00%        10486.85     0.00%        7149.21     0.00%         8522.80     0.00%
   September  1                10867.17    -1.36%        10584.57     0.00%        6972.62    -2.47%         8236.43    -3.36%

           Year 4

   October 1                   10537.87    -3.03%        10203.39    -3.60%        6761.33    -3.03%         7986.85    -3.03%
   November 1                  10074.39    -4.40%         9604.04    -5.87%        7019.62     0.00%         7715.30    -3.40%
   December 1                  10092.35     0.00%        10436.41     0.00%        7286.36     0.00%         7891.20     0.00%
   January 1                   10108.32     0.00%        10608.46     0.00%        7297.90     0.00%         7903.69     0.00%
   February 1                   9539.25    -5.63%        10210.31    -3.75%        7032.98    -3.63%         7458.74    -5.63%
   March 1                      9634.64     0.00%        10230.15     0.00%        7103.31     0.00%         7533.32     0.00%
   April 1                      9554.25    -0.83%         9554.25    -6.61%        7061.84    -0.58%         7061.84    -6.26%

   Total Return
   on the Index:                 15.00%                    15.00%                  -15.00%                   -15.00%
   Total Negative Returns:                -48.61%                   -74.41%                  -93.74%                   -50.97%
   Supplemental Return
   Percentage:                             18.89%                     0.00%                    0.00%                    16.53%
   ------------------------------------


          As you can see from the foregoing hypothetical examples, it is not the overall change in the value of the Index from the Pricing Date to maturity, but rather the percentage changes in the Index on each of the Monthly Return Calculation Dates, that will determine the Supplemental Return Amount.

Hypothetical Historical Examples

          The following graph sets forth on the left axis the annualized rates of return for hypothetical notes issued in various series which mature each month from January 1983 to August 2002. The calculation of these hypothetical annualized rates of return used historical values of the Index and assumed that each series of notes had:

     o   an original maturity of 3 1/2 years (i.e., was issued
         3 1/2 years prior to its hypothetical maturity date);

     o   an annual interest rate of 1.5% per annum;

     o a Maximum Percentage equal to 67.5% (the midpoint of the expected range of 65% to 70%); and

     o a Monthly Return Calculation Date of the 15th of each month or, if such day was not an Index Business Day, the next succeeding day that was an Index Business Day.

The annualized rates of return are calculated using actual/actual daycount convention. The graph also sets on the right axis the value of the Index on the 15th of each month or, if such day was not an Index Business Day, the next succeeding day that was an Index Business Day.

     [THE GRAPH APPEARING HERE SETS FORTH ANNUALIZED RETURNS BASED ON HISTORICAL INDEX VALUES FROM JANUARY 1983 TO JANUARY 2002. THE VERTICAL AXIS ON THE LEFT HAS A RANGE OF PERCENTAGES FROM 0.00% TO 14.00% AND THE VERTICAL AXIS ON THE RIGHT HAS A RANGE OF NUMBERS FROM 0 TO 12000. THE HORIZONTAL AXIS HAS MONTHLY DATA POINTS FROM JANUARY 1983 THROUGH AUGUST 2002 IN INCREMENTS OF ONE YEAR BEGINNING WITH JANUARY 1983.]

          The above graph is for purposes of illustration only. The returns would vary if a Monthly Return Calculation Date other than those on the 15th of each month were used. Past movements of the Index are not necessarily indicative of the future Index values. The Index values in recent periods on the graph depict high volatility relative to prior periods. This high volatility explains in part the lower rates of return for the corresponding periods also seen on the graph. The actual Supplemental Return Amount received by you and the annualized rate of return on the Notes will depend on the actual Maximum Percentage and the actual Monthly Returns determined by the calculation agent as described in this prospectus supplement.

Historical Closing Values of the Index

          The following table sets forth the actual closing level of the Index on the 15th of each month, in the period from January 1997 through August 2002, and the percentage change in the Index from the closing level of the Index on the 15th or, if such day was not an Index Business Day, the next succeeding day that was an Index Business Day, in the immediately preceding month. This historical data for the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decline at any time during the term of the Notes. Monthly historical information for the same period, but using different monthly dates (e.g., using closing levels as of the 1st of each month rather than as of the 15th of each month) would result in different monthly increases or decreases.


             Historical Values of the Index and Percentage Change

             1997      % Chg         1998      % Chg         1999         % Chg
             ----      -----         ----      -----         ----         -----
Jan......   6726.88     7.32%       7691.77    -2.91%        9340.55       5.86%
Feb......   7067.46     5.06%       8398.50     9.19%        9297.03      -0.47%
Mar......   6955.48    -1.58%       8718.85     3.81%        9958.77       7.12%
Apr......   6587.16    -5.30%       9162.27     5.09%       10462.72       5.06%
May......   7333.55    11.33%       9096.00    -0.72%       10853.47       3.73%
Jun......   7772.09     5.98%       8627.93    -5.15%       10594.99      -2.38%
Jul......   7975.71     2.62%       9234.47     7.03%       11186.41       5.58%
Aug......   7694.66    -3.52%       8574.85    -7.14%       11046.79      -1.25%
Sep......   7721.14     0.34%       8024.39    -6.42%       10801.42      -2.22%
Oct......   8057.98     4.36%       8299.36     3.43%       10019.71      -7.24%
Nov......   7698.22    -4.46%       9011.25     8.58%       10760.75       7.40%
Dec......   7922.59     2.91%       8823.30    -2.09%       11225.32       4.32%

[table continued below]

             2000      % Chg         2001      % Chg          2002        % Chg
             ----      -----         ----      -----          ----        -----
Jan......  11560.72     2.99%      10652.66     2.09%        9924.15       0.33%
Feb......  10718.09    -7.29%      10891.02     2.24%        9903.04      -0.21%
Mar......  10131.41    -5.47%      10031.28    -7.89%       10607.23       7.11%
Apr......  10582.51     4.45%      10158.56     1.27%       10093.67      -4.84%
May......  10807.78     2.13%      10872.97     7.03%       10243.68       1.49%
Jun......  10714.82    -0.86%      10623.64    -2.29%        9687.42      -5.43%
Jul......  10804.27     0.83%      10472.12    -1.43%        8639.19     -10.82%
Aug......  11067.00     2.43%      10345.95    -1.20%        8818.14       2.07%
Sep......  10927.00    -1.27%       8920.70   -13.78%
Oct......  10238.80    -6.30%       9347.62     4.79%
Nov......  10707.60     4.58%       9872.39     5.61%
Dec......  10434.96    -2.55%       9891.97     0.20%

          The closing value of the Index on September 16, 2002 was 8,380.18.

          The following graph plots the historical monthly percentage change of the Index from January 1997 through August 2002. Past movements of the Index are not necessarily indicative of how the Index will perform in the future.

     [THE GRAPH APPEARING HERE SETS FORTH THE HISTORICAL MONTHLY PERCENTAGE CHANGE OF THE INDEX FROM JANUARY 1997 TO AUGUST 2002. THE VERTICAL AXIS HAS A RANGE OF PERCENTAGES FROM -20.00% TO 15.00%. THE HORIZONTAL AXIS HAS MONTHLY DATA POINTS FROM JANUARY 1997 THROUGH AUGUST 2002 IN INCREMENTS
     OF THREE MONTHS BEGINNING WITH JANUARY 1997.]

                                   THE INDEX

          Unless otherwise stated, all information herein on the Index is derived from Dow Jones or other publicly available sources. This information reflects the policies of Dow Jones as stated in the publicly available sources and the policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

          The Index is a price-weighted index, i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock, comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

          The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

          The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

          ML&Co. or its affiliates may currently or from time to time in the future engage in business with one or more of the issuers of the component stocks of the Index, including extending loans to, or making equity investments in, the issuers or providing advisory services to the issuers, including merger and acquisition advisory services. In the course of its business, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the component stocks of the Index as in its judgment is appropriate to make an informed decision about an investment in the Notes Securities. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

          The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Index based on publicly available information as of September 16, 2002.


                                            Components of the Index

                                                                Price Per      Total Shares           Market
Issuer of Component Stock(1)    Symbol         Industry          Share(2)     Outstanding(2)     Capitalization(2)
----------------------------    ------         --------         ---------     --------------     -----------------
Alcoa Inc....................  AA         Basic Resources       $   22.29        847,581,800    $   18,568,949,580

American Express Company.....  AXP        Financial Services    $   34.84      1,331,000,000    $   45,435,807,866

AT&T Corp....................  T          Telecommunications    $   12.32      3,542,406,000    $   48,914,938,039

                                          Industrial Goods &
The Boeing Company...........  BA           Services            $   37.23        797,888,900    $   28,438,276,324

                                          Industrial Goods &
Caterpillar Inc..............  CAT          Services            $   40.68        343,376,000    $   13,986,378,325

Citigroup Inc................  C          Financial Services    $   29.88      5,148,688,000    $  148,690,353,848

The Coca-Cola Company........  KO         Food & Beverage       $   50.68      2,486,227,000    $  123,247,534,586

E.I. du Pont de Nemours and
 Company.....................  DD         Chemicals             $   39.76      1,001,952,900    $   39,811,384,602

                                          Cyclical Goods &
Eastman Kodak Company........  EK           Services            $   28.21        290,930,000    $    8,274,030,178

Exxon Mobil Corporation......  XOM        Energy                $   34.40      6,809,000,000    $  230,293,598,858

                                          Industrial Goods &
General Electric Company.....  GE           Services            $   27.90      9,925,938,000    $  269,133,174,929

General Motors Corporation...  GM         Automobiles           $   44.61        559,043,900    $   24,699,568,795

Hewlett-Packard Company......  HPQ        Technology            $   13.65      1,939,000,000    $   41,387,542,603

The Home Depot, Inc..........  HD         Retail                $   34.02      2,345,888,000    $   78,813,085,367

                                          Industrial Goods &
Honeywell International Inc..  HON          Services            $   24.65        814,965,800    $   19,302,471,445

Intel Corporation............  INTC       Technology            $   15.70      6,690,000,000    $  106,839,954,576

International Business
 Machines Corp...............  IBM        Technology            $   72.32      1,723,194,000    $  122,838,417,358

International Paper Co.......  IP         Basic Resources       $   35.81        481,600,000    $   17,845,094,294

Johnson & Johnson............  JNJ        Healthcare            $   54.90      3,047,215,000    $  161,084,910,542

JPMorgan Chase & Co..........  JPM        Banks                 $   21.71      1,973,383,000    $   43,943,023,979

                                          Cyclical Goods &
McDonald's Corporation.......  MCD          Services            $   21.69      1,280,700,000    $   26,181,274,328

Merck & Co., Inc.............  MRK        Healthcare            $   48.81      2,272,729,000    $  110,836,510,759

Microsoft Corporation........  MSFT       Technology            $   47.78      5,359,000,000    $  257,695,771,318

                                          Industrial Goods &
3M Company...................  MMM          Services            $  119.06        391,304,000    $   46,735,499,919

                                          Noncyclical Goods &
Philip Morris Companies Inc..  MO           Services            $   47.41      2,152,503,000    $   97,871,529,198

                                          Noncyclical Goods &
The Procter & Gamble Company.  PG           Services            $   93.00      1,300,770,000    $  119,621,708,496

SBC Communications Inc.......  SBC        Telecommunications    $   24.58      3,354,216,000    $   81,630,809,280

United Technologies                       Industrial Goods &
 Corporation.................  UTX          Services            $   59.80        472,158,900    $   27,359,933,533

Wal-Mart Stores, Inc.........  WMT        Retail                $   54.75      4,453,000,000    $  240,591,895,811

The Walt Disney Company......  DIS        Media                 $   15.82      2,010,000,000    $   31,634,306,091

                                                             Total Market Capitalization:       $2,631,707,734,826

                                                             Average Market Capitalization:     $   87,723,591,161

______________
(1) The inclusion of a component stock in the portfolio should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the portfolio or any component stock. Beneficial owners of the Notes will not have any right to the component stocks or any dividends paid on the component stocks.

(2)  Information obtained from Factset Research Systems.

License Agreement

          "Dow Jones", "Dow Jones Industrial Average/SM/", and "DJIA/SM/" are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to MLPF&S or ML&Co., other than the licensing of the Dow Jones Industrial Average/SM/ and its service marks for use in connection with the Notes.

          Dow Jones does not:

           o    Sponsor, endorse, sell or promote the Notes.

           o Recommend that any person invest in the Notes or any other securities.

           o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

           o Have any responsibility or liability for the administration, management or marketing of the Notes.

           o Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow
                Jones Industrial Average/SM/ or have any obligation to do so.

          Dow Jones will not have any liability in connection with the Notes. Specifically,

           o Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

           o The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones Industrial Average/SM/ and the data included in the Dow Jones Industrial Average/SM/;

           o The accuracy or completeness of the Dow Jones Industrial Average/SM/ and its data;

           o The merchantability and the fitness for a particular purpose or use of the Dow Jones Industrial Average/SM/ and its data;

           o Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Industrial Average/SM/ or its data;

           o Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

          The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Adjustments to the Index; Market Disruption Events

          If at any time Dow Jones changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

          "Market Disruption Event" means either of the following events as determined by the calculation agent:

                (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index; or

                (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

          For the purpose of the above definition:

                (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

                (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

          As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Index

          If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Dow Jones or any other entity for the Index and calculate the Supplemental Return Amount as described above under "Amount payable at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

          In the event that Dow Jones discontinues publication of the Index and:

          o   the calculation agent does not select a successor index, or

          o   the successor index is no longer published,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

          If Dow Jones discontinues publication of the Index before a Monthly Return Calculation Date and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

          o    the determination of the Supplemental Return Percentage, and

          o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing a Negative Monthly Return as described in the preceding paragraph as if that day were a Monthly Return Calculation Date. The calculation agent will cause notice of each value to be published not less often than once each month in WSJ or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

          Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

                      EVENTS OF DEFAULT AND ACCELERATION

          In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of Note upon any acceleration permitted by the Notes, with respect to principal and accrued and unpaid interest on each Note, will be equal to the amount payable on the Stated Maturity Date, calculated as though the date of early repayment was the Stated Maturity Date. The Supplemental Return Amount payable on each Note will be determined as follows:

           o The fourth Business Day prior to such day of early repayment will be the final Monthly Return Calculation Date for the determination of the final Negative Returns.

           o    The Maximum Percentage will be pro-rated over the period from
                October    , 2002 through the date of early repayment on a
                straight-line basis.

           o The Supplemental Return Percentage will be the pro-rated Maximum Percentage minus the final Negative Returns.

           o The Supplemental Return Amount will be $1,000 times the Supplemental Return Percentage, calculated as described above, payable on the date of early redemption. The Supplemental Return Amount will not be less than zero.

See "Amount payable at maturity" in this pricing supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Notes plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

          In case of default in payment of the Notes, whether at the Stated Maturity Date, an Interest Payment Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders,
at the rate of   % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                     UNITED STATES FEDERAL INCOME TAXATION

          Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with the Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding the Notes in a tax-deferred or tax-advantaged account, or persons holding the Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

          As used in this preliminary pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

          There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

          On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

          In particular, solely for purposes of applying the Final Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of the stated semi-annual interest payments on the Notes and a payment on the maturity date of the principal amount thereof (i.e., $1,000 per Note) and a projected Supplemental Return Amount equal to $
per Note (the "Projected Supplemental Return Amount"). This represents an
estimated yield on the Notes equal to    % per annum, compounded semiannually.
Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000), increased by the interest previously accrued on the Note and reduced by interest payments received on the Note. As a result of the foregoing rules, a U.S. Holder will not be required to separately include in income the stated semi-annual interest payments received on a Note. At maturity of a Note, in the event that the actual Supplemental
Return Amount, if any, exceeds $         per Note (i.e., the Projected
Supplemental Return Amount), a U.S. Holder will be required to include the
excess of the actual Supplemental Return Amount over $         per Note (i.e.,
the Projected Supplemental Return Amount) in income as
ordinary interest on the Stated Maturity Date. Alternatively, in the event that the actual Supplemental Return Amount, if any, is less than $
per Note (i.e., the Projected Supplemental Return Amount), the amount by which
the Projected Supplemental Return Amount (i.e., $           per Note) exceeds
the actual Supplemental Return Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Stated Maturity Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Return Amount (i.e., $ per Note) in excess of the actual Supplemental Return Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

          Notwithstanding the foregoing, if the actual Supplemental Return Amount becomes fixed at zero more than 6 months before the Stated Maturity Date, a U.S. Holder will have a negative adjustment. Under the Final Regulations, a U.S. Holder would be required to take into account such negative adjustment (generally as an offset to either previously accrued interest on the Notes or future interest accruals on the Notes) in a reasonable manner over the period to which it relates. In addition, under the Final Regulations, if the Supplemental Return Amount becomes fixed at zero more than 6 months before the Stated Maturity Date, the Supplemental Return Amount will no longer be treated as a contingent payment after the date the Supplemental Return Amount becomes fixed at zero. Moreover, on the date the Supplemental Return Amount becomes fixed at zero, the projected payment schedule for the Notes will be modified prospectively to reflect the fixed amount of the payment (i.e., $0 per Note). Therefore, at maturity of a Note, a U.S. Holder will not be permitted to treat
the excess of the Projected Supplemental Return Amount (i.e., $         per
Note) over the actual Supplemental Return Amount (i.e., $0 per Note) as an interest offset or as an ordinary loss on the Stated Maturity Date. In addition to the foregoing, for purposes of accruing original issue discount under the Final Regulations, if the actual Supplemental Return Amount becomes fixed at zero during an accrual period (i.e., generally each six-month period during which the Notes are outstanding), a new accrual period will begin on the day after the day on which the actual Supplemental Return Amount becomes fixed at zero. U.S. Holders should consult their own tax advisors regarding the application of these special rules.

          Upon the sale or exchange of a Note prior to the Stated Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder and reduced by any interest payments received on the Note. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). Notwithstanding the foregoing, if the actual Supplemental Return Amount becomes fixed at zero more than 6 months before the Stated Maturity Date, any gain or loss recognized by a U.S. Holder upon the sale or exchange of a Note prior to the Stated Maturity Date generally will be treated as capital gain or loss. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

          All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

          The projected payment schedule (including both the Projected Supplemental Return Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Return Amount will be, or that the actual Supplemental Return Amount will even exceed zero.

          The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Return Amount and an estimated
yield equal to   % per annum (compounded semiannually)) as determined by ML&Co.
for purposes of applying the Final Regulations to the Notes:

                                             Interest deemed to      Total interest deemed to
                                                   accrue            have accrued on Notes as
                                            during accrual period    of end of accrual period
         Accrual Period                           (per Note)                 (per Note)
       -------------------                  ---------------------    -------------------------

October  , 2002 through April  , 2003 .....   $                         $
April  , 2003 through October  , 2003 .....   $                         $
October  , 2003 through April  , 2004 .....   $                         $
April  , 2004 through October  , 2004 .....   $                         $
October  , 2004 through April  , 2005 .....   $                         $
April  , 2005 through October  , 2005 .....   $                         $
October  , 2005 through April  , 2006 .....   $                         $
-------------------------------
Projected Supplemental Return Amount = $       per Note.

Non-U.S. Holders

          A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and
(c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

          Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

          Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

          In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

          Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

          Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

          Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

          The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

          (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

          (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

          (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

          (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

          (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

          The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

          Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.